ModVans Inc 665 Spice Islands Drive Suite 102 Sparks, NV 89431

June 9, 2025

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Bradley Ecker Division of Corporation Finance, Office of Manufacturing

Re:	ModVans Inc. (the “Company”) Post Qualification Amendment to Offering Statement on Form 1-A Filed on May 23, 2025 File No. 024-12333

Dear Mr. Ecker:

This letter is in response to your June 3, 2025 correspondence to the Company.

Amendment No. 4 to 1-A POS filed on May 23, 2025
Exhibit 11.1 Consent, page 1

1. We note that the consent of the independent auditor filed on Exhibit 11.1 refers only to the financial statements for the year ended December 31, 2024. In light of the fact that the audit report dated May 20, 2025, that is referred to in the consent, includes the audit of the financial statements for both the years ended December 31, 2023 and 2024, please revise your consent in Exhibit 11.1 to be consistent with the periods included in the audit report.

The consent of the independent auditor has been amended to include both fiscal years ended December 31, 2023 and 2024.

Jury Trial Waiver, page 13

2. We note your response to our prior comment 3. Please include a new risk factor in the risk factor section of this offering statement discussing the material risks to investors related to the jury trial waiver provision, including the possibility of less favorable outcomes, uncertainty regarding its enforceability, the potential for increased costs to bring a claim, and whether it may discourage or limit suits against you.

We have added a risk factor discussing the referenced material risks.

Financial Statements
Statements of Cash Flows, page F-7

3. We note that your Cash-end of year for fiscal year ended December 31, 2024 was $(252,589), while your cash and cash equivalents as of December 31, 2024 on your balance sheet was $18,968. Please revise your statement of cash flows to correct this inconsistency.

This inconsistency occurred during the conversion of our financial statements into EDGAR format, and have been corrected.

Exhibits

4. We note your response to our prior comment 10. Please revise your legality opinion to identify counsel.

The exhibit has been replaced with a legal opinion from our Securities Counsel, Frederick M. Lehrer, P. A.

General

5. We note your revisions in response to prior comment 2. Your revisions on pages 13 and 28 and Exhibit 4.1 indicate that the forum selection provision applies to claims arising under the Securities Act. However, your risk factor disclosure on page 8 indicates that the provision does not apply to such claims. Please reconcile.

All discussions of forum selection provision have been modified to match our Certificate of Incorporation which states that the forum selection provisions of Article XI “shall not apply to any action arising under the Securities Act of 1933 or the Securities Exchange Act of 1934”

General

6. We note your response to prior comment 9. Your disclosure indicates that you have a wholesale relationship with Ford since at least 2021. Your exhibit index states that the date of the agreement with Ford is June 20, 2024. However, the exhibit you filed is undated, is not signed by a representative of Ford and only e-signed by Laura Tezza on May 21, 2025. Please reconcile your disclosure and file a final, executed and dated agreement.

The June 20, 2024 Ford Drop Ship Program Agreement is the current agreement that replaces a 2021 agreement between the Company and Ford.

Please note that:

a) It is Ford’s procedure to have only the Company e-sign the agreement and to rely on a digital “Certificate of Completion” to indicate the date of Ford’s acceptance of the agreement (the Company has added the Certificate of Completion to Exhibit B)

b) The Ford procedure for the 2021 Drop Ship Program Agreement was the same; and

c) In accordance with this agreement, during the period 2021-2025, Ford has drop shipped over 100 vehicles to the Company with deliveries as recent as May 2025.

Sincerely,

/s/ P.J. Tezza

P.J. Tezza
CEO, ModVans Inc